Condensed Consolidated Interim Financial Statements
March 31, 2012 and 2011
(Unaudited)

885 West Georgia, Suite 1210, Vancouver, BC, Canada, V6C 3E8
(T) 604.682.4004 (F) 604.682.2235 (W) www.silvermexresources.com
TSX: SLX

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in Canadian dollars, unaudited)

	March 31	December 31
	2012	2011
	$	$
Assets
Current assets
Cash	5,089,652	10,613,105
Restricted cash (Note 19a)	3,034,550	2,838,384
Short-term investments	7,000,000	7,400,000
Accounts receivable (Note 6)	1,993,542	2,895,533
Inventory (Note 7)	1,600,669	824,578
Prepaid expenses and deposits	1,302,551	778,298
	20,020,964	25,349,898
Non-current deposits	298,468	587,407
Mineral property interests	17,394,122	17,394,122
Property, plant, and equipment (Note 8)	23,595,606	21,382,470
Deferred income taxes (Note 15)	4,296,853	3,403,340
Goodwill	3,091,166	3,091,166
	68,697,179	71,208,403

Liabilities
Current liabilities
Accounts payable and accrued liabilities	4,563,398	4,787,211
Current portion of debt (Note 9)	1,480,022	1,499,469
	6,043,420	6,286,680
Provision for reclamation and rehabilitation (Note 10)	2,095,983	1,959,719
Deferred income taxes (Note 15)	2,150,537	2,352,645
	10,289,940	10,599,044
Equity
Share capital (Note 11)	138,434,146	136,580,927
Share payment reserves (Note 11)	23,918,681	24,051,801
Foreign exchange translation reserve	(492,581)	99,265
Deficit	(103,453,007)	(100,122,634)
	58,407,239	60,609,359
	68,697,179	71,208,403

Contingencies and commitments (Note 19) and events after reporting period (Notes 1,11,12 & 21)

"Joseph Ovsenek"	"Duane Nelson"
Joseph Ovsenek, Director	Duane Nelson, Director

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Comprehensive Loss
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months
	March 31	March 31
	2012	2011
	$	$

Sales	2,933,356	3,887,241
Cost of sales (Note 4)	2,837,560	2,139,855
	95,796	1,747,386
Operating expenses
Exploration	1,531,971	302,473
Administration	1,560,000	1,192,244
Share-based compensation (Note 12)	298,375	983,320
Allowance for value added tax receivable, net (Note 19d)	1,256,159	-
	4,646,505	2,478,037
Operating loss	(4,550,709)	(730,651)
Other income (expenses)
Finance costs (Note 5)	(48,074)	(42,649)
Foreign exchange gain (loss)	32,707	(240,273)
Gain on sale of mineral property interests	38,779	-
Interest and other income	56,064	93,884
	79,476	(189,038)
Net loss before tax	(4,471,233)	(919,689)
Income tax expense (recovery)
Current	35,088	-
Deferred (Note 15)	(1,175,948)	(22,783)
	(1,140,860)	(22,783)
Net loss for the period	(3,330,373)	(896,906)
Other comprehensive loss
Foreign exchange translation reserve	(591,846)	(479,308)
Total comprehensive loss for the period	(3,922,219)	(1,376,214)

Loss per share
Basic and diluted	$(0.01)	$(0.00)

Weighted average number of common shares outstanding	239,898,542	232,892,616

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unaudited)

	Three Months	Three Months
	March 31	March 31
	2012	2011
	$	$

Cash (used for) provided by operating activities
Net loss	(3,330,373)	(896,906)
Adjustments for non-cash items:
Finance costs (Note 5)	48,074	42,649
Depreciation and depletion (Note 8)	455,728	393,685
Foreign exchange (gain) loss	(32,707)	240,273
Deferred income taxes	(1,175,948)	(22,783)
Share-based compensation (Note 12)	298,375	983,320
	(3,736,851)	740,238
Changes in non-cash working capital (Note 13)	(664,646)	(474,365)
	(4,401,497)	265,873

Cash (used for) provided by investing activities
Redemption of short term investments	400,000	1,183,993
Purchase of property, plant, and equipment	(2,003,575)	(413,364)
Mine development expenditures	(867,742)	(301,171)
	(2,471,317)	469,458

Cash provided by financing activities
Shares issued for cash, net of issuance costs	1,421,725	652,512
	1,421,725	652,512

Increase (decrease) in cash during the period	(5,451,089)	1,387,843
Effect of changes in foreign exchange rates	123,802	(211,543)
Cash and restricted cash, beginning	13,451,489	17,414,536

Cash and restricted cash, ending	8,124,202	18,590,836

Supplementary cash flow information (Note 14)

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Condensed Interim Consolidated Statements of Equity
(Expressed in Canadian dollars, unaudited)

	Share Capital		Share Payment Reserves
					Foreign
			Share	Share	Exchange
	Number of	Share	Payment	Warrant	Translation
	Common	Capital	Reserve	Reserve	Reserve	Deficit	Total
	Shares	$	$	$	$	$	$

Balance, December 31, 2010	231,303,257	132,151,881	11,081,159	12,836,656	(431,146)	(96,208,514)	59,430,036
Total comprehensive loss
Net loss for the period	-	-	-	-	-	(896,906)	(896,906)
Foreign exchange translation reserve	-	-	-	-	(479,308)	-	(479,308)
							(1,376,214)
Exercise of stock options (Note 12)	177,000	126,544	(56,044)	-	-	-	70,500
Exercise of warrants and agent's units (Note 11)	2,320,336	1,161,164	-	(579,152)	-	-	582,012
Stock-based compensation	-	-	983,320	-	-	-	983,320
Balance, March 31, 2011	233,800,593	133,439,589	12,008,435	12,257,504	(910,454)	(97,105,420)	59,689,654

Balance, December 31, 2011	239,333,362	136,580,927	12,040,320	12,011,481	99,265	(100,122,634)	60,609,359
Total comprehensive loss
Net loss for the period	-	-	-	-	-	(3,330,373)	(3,330,373)
Foreign exchange translation reserve	-	-	-	-	(591,846)	-	(591,846)
							(3,922,219)
Exercise of stock options (Note 12)	1,039,500	510,912	(190,577)	-	-	-	320,335
Exercise of warrants (Note 11)	2,694,944	1,342,307	-	(240,918)	-	-	1,101,389
Share-based compensation	-	-	298,375	-	-	-	298,375
Balance, March 31, 2012	243,067,806	138,434,146	12,148,118	11,770,563	(492,581)	(103,453,007)	58,407,239

See accompanying notes to the consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

1.	Nature and description of the Company

Silvermex Resources Inc. (referred to as “the Company” or “Silvermex”) is a growth-oriented silver and gold producer focused on building a portfolio of high quality, low-cost North American precious metal assets and developing its core asset, La Guitarra, a producing silver and gold property located in the Temascaltepec mining district of central Mexico. The Company trades on the Toronto Stock Exchange (“TSX”) under the symbol SLX.

The Company was incorporated under the laws of the Province of British Columbia on February 28, 1980 as Senlac Oil & Gas Ltd. The Company changed its name to Rule Resources Ltd. on June 13, 1980, to Globe Resources Inc. on March 9, 1990, to Genco Resources Ltd. (“Genco”) on March 30, 1998 and to Silvermex Resources Inc. on November 16, 2010.

The Company acquired La Guitarra Compania Minera S.A. de C.V. (“La Guitarra”), an operating silver and gold mining company incorporated under the laws of Mexico in 2003.

On September 20, 2010, the Company announced that it had entered into a plan of arrangement with Silvermex Resources Ltd., a TSX Venture company, to acquire 100% of the outstanding shares of Silvermex Resources Ltd, in an all share transaction. The acquisition was completed on November 16, 2010 and the former Silvermex Resources Ltd. was renamed Silver One Mining Corporation (“Silver One”).

On April 3, 2012, the Company entered into a definitive agreement (the "Arrangement Agreement") with First Majestic Silver Corp (“First Majestic”) pursuant to which First Majestic has agreed to acquire all of the issued and outstanding common shares of the Company for a consideration of 0.0355 common shares of First Majestic (the "Exchange Ratio") and $0.0001 in cash per common share of the Company. Outstanding options will be exchanged for First Majestic shares with a value equal to the in-the-money value of the options (based on the Exchange Ratio). Outstanding warrants will be exchanged for First Majestic shares with a value equal to the in-the-money value of the warrants (based on the Exchange Ratio) or may be exchanged for equivalent warrants of First Majestic, at the election of the holder. The transaction will be implemented by way of a plan of arrangement under the Business Corporations Act (British Columbia) which will require the approval of at least 66 2/3% of the votes cast by the shareholders, warrant holders and option holders of the Company voting together as a single class at a special meeting expected to take place in June 2012. In addition to shareholder and court approvals, the transaction is subject to applicable regulatory approvals and the satisfaction of certain other closing conditions customary in transactions of this nature.

The head office, principal address, registered and records office of the Company is located at Suite 1210 - 885 West Georgia Street, Vancouver, BC, V6C 3E8, Canada.

2.	Basis of preparation and statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”). They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2011. Accordingly accounting policies, estimates, and judgements applied are the same as those applied in the Company’s annual financial statements except with the new policies adopted in the period as discussed in Note 3. The Company assess its accounting estimates and judgements every reporting period.

The condensed consolidated interim financial statements of Silvermex Resources Inc. for the period ended March 31, 2012 were approved and authorized for issue by the Board of Directors on May 11, 2012.

3.	Changes in accounting standards

The Company has adopted the following accounting standards which became effective on January 1, 2012

IAS 12, Income taxes (“IAS 12”)

IAS 12 – Income Taxes was amended in December 2010 to remove subjectivity in determining on which basis an entity measures the deferred tax relating to an asset. The amendment introduces a presumption that an entity will assess whether the carrying value of an asset will be recovered through the sale of the asset. The amendment to IAS 12 is effective for reporting periods beginning on or after January 1, 2012. The amendment does not have a significant impact on the Company’s condensed consolidated interim financial statements.

Accounting standards effective July 1, 2012

IAS 1, Financial Statement Presentation (“IAS 1”)

In June 2011, the IASB issued amendments to IAS 1 - Presentation of Financial Statements that require an entity to group items presented in the Statement of Comprehensive Income on the basis of whether they may be reclassified to earnings subsequent to initial recognition. For those items presented before taxes, the amendments to IAS 1 also require that the taxes related to the two separate groups be presented separately. The amendments are effective for annual periods beginning on or after July 1, 2012, with earlier adoption permitted.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

3.	Changes in accounting standards – continued

Accounting standards effective January 1, 2013

	(a)	IFRS 10, Consolidated Financial Statements (“IFRS 10”)

In May 2011, the IASB issued IFRS 10 – Consolidated Financial Statements and is effective for periods beginning on or after January 1, 2013, with earlier application permitted. This standard will replace all of the existing guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”) and SIC 12 Consolidation – Special Purpose Entities (“SIC 12”). IFRS 10 changes the definition of control so the same criteria are applied to all entities to determine control and includes detailed guidance that addresses the different ways in which a reporting entity (investor) might control another entity (investee). The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

	(b)	IFRS 11, Joint Arrangements (“IFRS 11”)

The IASB issued IFRS 11 – Joint Arrangements, on May 12, 2011 and is effective for annual periods beginning on or after January 1, 2013. This standard supersedes IAS 31 – Interest in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint ventures”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venture recognizes its investment in a joint arrangement using equity method. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	(c)	IFRS 13, Fair Value Measurement (“IFRS 13”)

In May 2011, as a result of the convergence project undertaken by the IASB with the US Financial Accounting Standards Board to develop common requirements for measuring fair value and for disclosing information about fair value measurements, the IASB issued IFRS 13 – Fair Value Measurement. IFRS 13 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. IFRS 13 defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company is currently evaluating the impact of this new standard on its consolidated financial statements.

	(d)	IFRS 12, Disclosure of Interest in Other Entities (“IFRS 12”)

IFRS 12 – Disclosure of Interests in Other Entities has been issued and is effective for periods beginning on or after January 1, 2013. IFRS 12 sets out the required disclosures for entities reporting under the two new standards IFRS 10 and IFRS 11. The new rules also replace the disclosure requirements currently found in IAS 28 Investments in associates. IFRS 12 requires entities to disclose information that helps financial statement readers to evaluate the nature, risks and financial effects associated with the entity’s interests in subsidiaries, associates, joint arrangements and unconsolidated structured entities. The Company is currently evaluating the impact of these amendments to IFRS 12 on its consolidated financial statements.

	(e)	IAS 28, Investments in Associates (“IAS 28”)

As a consequential amendment to IFRS 11, the IASB also amended IAS 28 – Investments in Associates in May 2011 which prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

	(f)	IAS 19 – Employee Benefits (“IAS 19”)

In June 2011, the IASB issued amendments to IAS 19 – Employee Benefits that introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to deter or recognize in full in profit or loss actuarial gains and losses and instead of mandates the immediate recognition of all actuarial gains and losses in other comprehensive income. The Amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation. The amendments to IAS 19 are effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company does not anticipate the amendments to IAS 19 to have a significant impact on its consolidated financial statements.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

3.	Changes in accounting standards – continued

	(g)	IAS 27 – Consolidated and Separate Financial Statements (“IAS 27”)

IAS 27 – Consolidated and Separate Financial Statements has been updated to require an entity presenting separate financial statements to account for those investments at cost or in accordance with IFRS 9 Financial Instruments. The new IAS 27 excludes the guidance on the preparation and presentation of consolidated financial statements for a group of entities under the control of a parent, which is within the scope of the current IAS 27 Consolidated and Separate Financial Statements, and is replaced by IFRS 10. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

	(h)	IFRS 7 – Financial Instruments: Disclosures (“IFRS 7”)

On December 16, 2011, the IASB published new disclosure requirements jointly with the Financial Accounting Standards Board (“FASB”) that enables users of financial statements to better compare financial statements prepared in accordance with IFRS and US Generally Accepted Accounting Principles. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

	(i)	IFRIC 20 – Stripping Costs in the Production Phase of a Mine (“IFRIC 20”)

IFRIC 20 – Stripping Costs in the Production Phase of a Mine clarifies the requirements of accounting for the costs of stripping activity in the production phase when stripping improves the access to further quantities of material that will be mined in future periods. The new requirements are effective for annual periods beginning on or after January 1, 2013 and the Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2014

IAS 32, Financial Instruments: Presentation (“IAS 32”)

On December 16, 2011, the IASB published amendments to IAS 32 – Financial Instruments: Presentation to clarify the application of the offsetting requirements. The amendments are effective for annual periods beginning on or after January 1, 2014, with earlier application permitted. The Company does not anticipate the amendments to have a significant impact on its consolidated financial statements.

Accounting standards effective January 1, 2015

IFRS 9, Financial Instruments (“IFRS 9”)

The IASB intends to replace IAS 39 - Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 - Financial Instruments in three main phases. IFRS 9 will be the new standard for the financial reporting of financial instruments that is principles- based and less complex than IAS 39. In November 2009 and October 2010, phase 1 of IFRS 9 was issued and amended, respectively, which addressed the classification and measurement of financial assets and financial liabilities. IFRS 9 requires that all financial assets be classified as subsequently measured at amortized cost or at fair value based on the Company’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. Financial liabilities are classified as subsequently measured at amortized cost except for financial liabilities classified at fair value, financial guarantees and certain other exceptions. In response to the delays to the completion of the remaining phases of the project, on December 6, 2011, the IASB issued amendments to IFRS 9 which deferred the mandatory effective date of IFRS 9 from January 1, 2013 to annual periods beginning on or after January 1, 2015. The amendments also provided relief from the requirement to restate comparative financial statements for the effects of applying IFRS 9. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

4.	Cost of sales

	March 31,	March 31,
	2012	2011
	$	$

Raw materials, consumables, and energy	1,047,980	765,554
Salaries and employee benefits	1,478,044	552,907
Change in silver and gold concentrate inventories (Note 7)	(487,673)	203,806
Depreciation and depletion	434,922	318,456
Others	364,287	299,132
	2,837,560	2,139,855

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

5.	Finance costs

	March 31,	March 31,
	2012	2011
	$	$

Accretion of interest due to Goldcorp (Note 9)	-	5,871
Accretion of interest due to Aurcana (Note 9)	13,972	12,845
Accretion of reclamation and rehabilitation obligations (Note 10)	34,102	23,933
	48,074	42,649

6.	Accounts receivable

	March 31,	December 31,
	2012	2011
	$	$

Trade receivables (Note 17)	1,191,174	2,018,207
Value Added Taxes Receivable, net (Note 19d)	358,116	220,955
Note receivable from Comstock	170,504	213,296
Other	273,748	443,075
	1,993,542	2,895,533

7.	Inventory

	March 31,	December 31,
	2012	2011
	$	$

Silver and gold concentrates	703,449	196,884
Parts and supplies	897,220	627,694
	1,600,669	824,578

As at March 31, 2012 and December 31, 2011, no inventories have been pledged as security for liabilities.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

8.	Property, plant, and equipment

		Land &	Computer	Office	Leasehold	Mine	Mine	Mine	Construction
	Automotive	buildings	equipment	furniture	improvements	equipment	development	reclamation	in process	Total
	$	$	$	$	$	$	$	$	$	$

Cost
Balance, January 1, 2011	342,358	1,765,942	314,993	133,299	140,238	4,214,318	8,170,764	1,231,064	-	16,312,976
Additions	270,143	485,590	235,356	15,141	-	1,331,410	3,608,114	549,977	902,993	7,398,724
Disposals	-	-	(19,924)	(26,277)	-	-	-	-	-	(46,201)
Impairment	-	-	-	-	-	(203,907)	-	-	-	(203,907)
Foreign exchange translation
adjustment	16,687	20,425	11,919	887	-	121,361	247,317	24,869	27,299	470,764
Total cost,	629,188	2,271,957	542,344	123,050	140,238	5,463,182	12,026,195	1,805,910	930,292	23,932,356
December 31, 2011

Accumulated depreciation and depletion
Balance, January 1, 2011	22,033	28,759	177,813	38,603	103,442	521,708	207,617	-	-	1,099,975
Depreciation and depletion	107,397	64,145	142,800	32,600	36,796	450,111	630,293	80,239	-	1,544,381
Disposals	-	-	(19,493)	(19,707)	-	-	-	-	-	(39,200)
Impairment	-	-	-	-	-	(134,939)	-	-	-	(134,939)
Foreign exchange translation
adjustment	2,946	1,737	2,214	1,300	-	40,497	29,022	1,953	-	79,669
Total accumulated depreciation and depletion, December 31, 2011	132,376	94,641	303,334	52,796	140,238	877,377	866,932	82,192	-	2,549,886

Net book value, December 31, 2011	496,812	2,177,316	239,010	70,254	-	4,585,805	11,159,263	1,723,718	930,292	21,382,470

Cost
Balance, January 1, 2012	629,188	2,271,957	542,344	123,050	140,238	5,463,182	12,026,195	1,805,910	930,292	23,932,356
Additions	55,216	-	19,733	-	-	1,794,877	867,742	57,826	343,052	3,138,446
Disposals	(29,409)	-	-	-	-	-	-	-	-	(29,409)
Impairment	-	-	-	-	-	-	-	-	-	-
Foreign exchange translation adjustment	(12,671)	(34,273)	(5,541)	(142)	-	(115,373)	(271,619)	(42,849)	(22,776)	(505,244)
Total cost,	642,324	2,237,684	556,536	122,908	140,238	7,142,686	12,622,318	1,820,887	1,250,568	26,536,149
March 31, 2012

Accumulated depreciation and depletion
Balance, January 1, 2012	132,376	94,641	303,334	52,796	140,238	877,377	866,932	82,192	-	2,549,886
Depreciation and depletion	35,649	16,986	26,110	4,240	-	182,933	166,140	23,670	-	455,728
Disposals	(16,643)	-	-	-	-	-	-	-	-	(16,643)
Impairment	-	-	-	-	-	-	-	-	-	-
Foreign exchange translation adjustment	(2,618)	(1,376)	(1,888)	(118)	-	(20,399)	(20,085)	(1,944)	-	(48,428)
Total accumulated depreciation and depletion, March 31, 2012	148,764	110,251	327,556	56,918	140,238	1,039,911	1,012,987	103,918	-	2,940,543

Net book value, March 31, 2012	493,560	2,127,433	228,980	65,990	-	6,102,775	11,609,331	1,716,969	1,250,568	23,595,606

The Company reviews for indicators of impairment for property, plant and equipment at each reporting date. During the review of mine equipment in the year ended December 31, 2011, the Company identified damaged equipment and determined the carrying value was not likely to be fully recoverable. As a result, the Company recorded an asset impairment related to the mining operations segment of net value of $68,968 as at December 31, 2011. There were no indicators of impairment present as of March 31, 2012.

Depreciation and depletion expensed during the three months periods ended March 31, 2012 and 2011 were recorded as follows:

	March 31,	March 31,
	2012	2011
	$	$

Cost of sales	434,922	318,456
Exploration	18,048	-
Administration	2,758	75,229
	455,728	393,685

Mine development costs included in property, plant, and equipment relate to the La Guitarra property.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

8.	Property, plant, and equipment – continued

La Guitarra Property, State of Mexico, Mexico

The Company owns and leases concessions which are primarily located in the Municipality of Temascaltepec, in the State of Mexico. The Company directly holds title to 38 of the mineral concessions and 5 concessions are leased from a third party.

The concessions owned by the third party are not currently in production. Upon commencement of production of these concessions, royalty payments of 1.5% of the amount received in final payment for the silver and gold produced is payable. If the price of silver is more than US$15 per ounce, the royalty increases to 2%. An additional, one-time payment to the third party of $199,400 (US$200,000) is payable when the production has totalled 30,000 equivalent ounces of gold.

9.	Debt

Pursuant to the acquisition of La Guitarra in August 2003, the Company agreed to pay $4,130,400 (US$4,000,000) of the purchase price as a promissory note to Goldcorp Inc. (“Goldcorp”). The debt bears no interest, is unsecured, and repayable by instalments of $498,500 (US$500,000) on each of the first through eighth anniversaries of the closing date. The final instalment of $498,500 (US$500,000) is currently being renegotiated and is recorded as a current liability.

Upon the acquisition of 100% of the outstanding shares of La Rastra S.A. de C.V. (“La Rastra”) from Aurcana. The Company assumed debt obligations to deliver 1,000,000 common shares (issued) and debt payments of $498,500 (US$500,000) to Aurcana upon the earlier of April 9, 2012 or six months after the commencement of commercial production and $498,500 (US$500,000) by October 9, 2012. The timing of the remaining debt payments has been renegotiated subsequent to the reporting period (Note 21).

The balance of debt is as follows:

	March 31,	December 31,
	2012	2011
	$	$

Due to Goldcorp	498,500	509,850
Due to Aurcana	981,522	989,619
	1,480,022	1,499,469
Less: current portion	(1,480,022)	(1,499,469)
	-	-

Required debt payments (face value)		$

2012		1,495,500

The difference between the fair value of the payment and its face value was due to the discounting of the debt at the time of acquisition.

The Company recognized accretion of interest as follows:

	March 31,	March 31,
	2012	2011
	$	$

Accretion of interest due to Goldcorp	-	5,871
Accretion of interest due to Aurcana	13,972	12,845
	13,972	18,716

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

10.	Environmental reclamation and rehabilitation provision

$
Balance, December 31, 2010	1,492,940
Accretion expense for the year	93,270
Change in estimate	508,982
Foreign exchange translation adjustment	(135,473)
Balance, December 31, 2011	1,959,719
Accretion expense for the period	34,102
Change in estimate	(32,745)
Foreign exchange translation adjustment	134,907
Balance, March 31, 2012	2,095,983

The Company has an obligation to undertake restoration and rehabilitation work when environmental disturbance is caused by the development and ongoing production of a mining property, as well as the decommissioning of the plant or other restoration work. A provision for environmental reclamation and rehabilitation has been estimated based on the Company’s interpretation of current legal and regulatory requirements and is recognized at the present value of such costs. During the year ended December 31, 2011, the Company revised its estimate of the environmental reclamation and rehabilitation obligation. At March 31, 2012, the Company’s undiscounted provision for reclamation and rehabilitation estimate was $5,259,586 (December 31, 2011 - $5,152,292). The Company anticipates settling these obligations within the next 15 years. The present value of the provision has been calculated using an effective weighted average pre-tax market discount rate of 7% and an inflation factor of 3%. The present value of the provision may be subject to change based on management’s current estimates, changes in the remediation technology or changes to the applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

11.	Share capital and equity reserves

At March 31, 2012, the Company had an unlimited number of authorized common shares without par value and 243,067,806 common shares issued and outstanding (December 31, 2011 – 239,333,362). The Company does not reserve shares for issuances in connection with the exercise of share options, warrants, and agents’ common share units.

During the quarter ended March 31, 2012, the Company issued 1,039,500 (March 31, 2011 – 177,000) common shares for proceeds of $320,335 (March 31, 2011 - $126,544) relating to stock options exercised. An additional 2,694,944 (March 31, 2011 – 2,320,336) common shares were issued for proceeds of $1,101,389 (March 31, 2011 - $1,161,164) relating to warrants and agents’ common share units exercised. As at March 31, 2012, 750,000 (March 31, 2011 – Nil) common shares were held in escrow. Under the terms of the escrow agreement the shares will be released over a period of 12 months, with 25% released every three months, commencing on November 15, 2011.

Warrants

A summary of the Company's warrants at March 31, 2012 and March 31, 2011 are presented as follows:

		Weighted
		Average
		Exercise Price
	Number of	Per Share
	Warrants	$

Balance, December 31, 2010	51,654,908	0.57
Issued	360,000	0.65
Exercised	(1,960,336)	0.63

Balance, March 31, 2011	50,054,572	0.57

		Weighted
		average
	Number of	exercise price
	warrants	per share
		$

Balance, December 31, 2011	47,717,303	0.58
Exercised	(2,694,944)	0.41
Expired	(13,767,761)	0.65

Balance, March 31, 2012	31,254,598	0.56

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

11.	Share capital and equity reserves – continued

The weighted average contractual life of the outstanding warrants is 0.77 years.

A summary of the Company’s outstanding and exercisable warrants at March 31, 2012 is as follows:

	Exercise price	Outstanding and
Expiry Date	$	exercisable

May 8, 2012	0.32	12,344,938
May 15, 2012	0.32	2,291,667
May 27, 2012	0.32	2,841,667
December 16, 2012	0.71	1,679,548
December 16, 2013	0.90	12,096,778

Balance, March 31, 2012		31,254,598

Subsequent to the reporting period ended March 31, 2012, 17,478,272 warrants with a weighted average exercise price of $0.32 were exercised.

Agents’ Common Share Units

A summary of the Company's agents’ common share units at March 31, 2012 and March 31, 2011 are presented as follows:

		Weighted
	Number of	average
	agents’ common	exercise price
	share units	per share
		$

Balance, December 31, 2010	1,003,244	0.45
Exercised	(360,000)	0.45

Balance, March 31, 2011	643,244	0.45

		Weighted
	Number of	average
	agents’ common	exercise price
	share units	per share
		$

Balance, December 31, 2011	643,244	0.45
Expired	(643,244)	0.45

Balance, March 31, 2012	-	-

12.	Share-based compensation

The Company has established a share purchase option plan whereby the Company's directors may from time to time grant share options to employees and non-employees. In July 2011, the Company adopted the Stock Option Plan 2011 (“Plan”). Under the Plan, the maximum number of shares reserved for exercise of all options granted by the Company may not exceed 10% of the Company’s shares issued and outstanding at the time the options are granted. The exercise price of each option granted under the Plan may not be less than the market price of the Company’s shares at the date of grant. The maximum term of any option may be ten years, but generally options are granted for five years or less. The Company settles all exercised share option contracts by issuing common shares.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

12.	Share-based compensation – continued

A summary of the Company's options at March 31, 2012 and March 31, 2011 are presented as follows:

		Weighted
		Average
		Exercise Price
	Number of	Per Share
	Options	$

Balance, December 31, 2010	12,628,340	0.60
Granted	2,920,000	0.75
Exercised	(177,000)	0.40
Expired	(354,840)	1.74

Balance, March 31, 2011	15,016,500	0.60

		Weighted
		average
		exercise price
	Number of	per share
	options	$

Balance, December 31, 2011	12,108,981	0.55
Granted	3,633,269	0.49
Exercised	(1,039,500)	0.31
Forfeited	(1,335,500)	0.79
Expired	(27,500)	2.77

Balance, March 31, 2012	13,339,750	0.52

A summary of the Company's options at March 31, 2012 are presented as follows:

	Options outstanding			Options exercisable
			Weighted			Weighted
		Weighted	average		Weighted	average
		average	remaining		average	remaining
Exercise	Number of	exercise	contractual	Number of	exercise	contractual
price	options	price	life	options	price	life
($)	outstanding	($)	(years)	exercisable	($)	(years)

0.25 – 0.30	1,076,900	0.26	2.22	1,013,923	0.26	2.15
0.31 – 0.40	2,849,750	0.33	2.95	2,849,750	0.33	2.95
0.41 – 0.45	2,450,000	0.41	3.12	2,450,000	0.41	3.12
0.46 – 0.75	6,669,500	0.60	4.41	2,939,673	0.74	3.85
0.76 – 4.05	293,600	2.35	2.01	293,600	2.35	2.01

0.25 – 4.05	13,339,750	0.52	3.63	9,546,946	0.53	3.16

During the three months period ended March 31, 2012, options granted had a total fair value of $872,757 (March 31, 2011 - $1,292,772) and a weighted average grant-date fair value of $0.24 (March 31, 2011 - $0.44) . The options have been valued using the Black-Scholes option pricing model (“Black-Scholes”), with the following weighted average assumptions:

	Three months	Three months
	ended March	ended March
	31, 2012	31, 2011

Average risk free rate	1.03%	1.68%
Expected life	2.31 years	2.13 years
Expected volatility	81.35%	113.53%
Expected forfeiture rate	2.14%	4.77%
Expected dividends	Nil	Nil

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

12.	Share-based compensation – continued

The expected volatility assumption is based on the historical and implied volatility of the Company’s common share price on the Toronto Stock Exchange.

Subsequent to the three months period ended March 31, 2012, options were granted, exercised, forfeited, and expired as follow:

		Weighted
		average
		exercise price
	Number of	per share
	options	$
Exercised	(750,000)	0.40
Forfeited	(260,000)	1.97

13.	Changes in non-cash working capital

	Three months	Three months
	ended March	ended March
	31, 2012	31, 2011
	$	$

Accounts receivable	896,032	(88,403)
Inventories	(798,243)	120,087
Prepaid expenses and deposits	(143,088)	(2,935)
Accounts payable and accrued liabilities	(619,347)	(503,114)
	(664,646)	(474,365)

14.	Supplementary cash flow information

	Three months	Three months
	ended March	ended March
	31, 2012	31, 2011
	$	$

Deposits and accounts payable for purchase of property, plant, and equipment	288,465	Nil

15.	Deferred income taxes

During the period the Company recorded an income tax recovery of $1,175,948 (March 31, 2011 - $22,783). The Company has significant tax carry-forward losses in Mexico related to its operating mine, totalling approximately MXN$350,000,000, which are recorded as deferred income tax assets. Due to the Mexican Peso increasing in value against the US Dollar, the tax basis of these income tax assets increased during the period. The increase in tax assets resulted in the most significant component of the income tax recovery recorded during the period.

16.	Related party transactions

During the three months period ended March 31, 2011, a director of the Company repaid an outstanding loan for $93,000 which was advanced during the year ended December 31, 2010 and bore interest at 5.0% per annum, was due on demand, with the principal and interest due on or before March 10, 2011.

During the three months period ended March 31, 2012, a director of the Company and a company controlled by the director repaid an outstanding advance for $7,313.

The above transactions were in the normal course of operations, occurring on terms and conditions that are similar to those of transactions with unrelated parties and, therefore, are measured at the exchange amount.

17.	Economic dependence

For the three months ended March 31, 2012, 100% (Three months ended March 31, 2011 – 100%) of silver and gold sales were to Compania Minera Pena de Bernal, S.A. de C.V. Included in accounts receivable as at March 31, 2012 is $1,191,174 (December 31, 2011 - $1,985,844) owing from Compania Minera Pena de Bernal.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

18.	Segmented information

The Company has two reportable operating segments, being the La Guitarra operating mine (“Mining Operations”) and the La Guitarra and Silver One exploration operations (“Exploration”). All revenues and cost of sales relate to the sale of silver and gold in Mexico.

Transfer prices between business segments are set on an arm’s-length basis in a manner similar to transactions with third parties.

The Company’s non-current assets by geographic location are as follows:

	March 31,	December 31,
	2012	2011
	$	$

Canada	59,880	62,639
Mexico	48,616,335	45,795,866
Total non-current assets	48,676,215	45,858,505

The Company’s operating income (loss) by operating segment is as follows:

	Three months ended March 31, 2012 ($)
			Depreciation		Other	Operating
			and	Impairment	operating	income
	Sales	Mining costs	depletion	of goodwill	expenses	(loss)
Mining operations	2,933,356	(2,402,638)	(434,922)	-	-	95,796
Exploration	-	-	(18,048)	-	(1,513,923)	(1,531,971)
Corporate	-	-	(2,758)	-	(3,111,776)	(3,114,534)
	2,933,356	(2,402,638)	(455,728)	-	(4,625,699)	(4,550,709)

	Three months ended March 31, 2011 ($)
			Depreciation		Other	Operating
			and	Impairment	operating	income
	Sales	Mining costs	depletion	of goodwill	expenses	(loss)
Mining operations	3,887,241	(1,821,399)	(318,456)	-	-	1,747,386
Exploration	-	-	-	-	(302,473)	(302,473)
Corporate	-	-	(75,229)	-	(2,100,335)	(2,175,564)
	3,887,241	(1,821,399)	(393,685)	-	(2,402,808)	(730,651)

19.	Contingencies and commitments

	(a)	Mexican Value Added Tax Reassessment

During the year ended December 31, 2010, the Company received a tax reassessment for tax year 2003 from the Mexican tax authorities in the amount of approximately $3,000,000 (approximately MXN$38,000,000). The reassessment is attributable to (a) VAT refunds collected by the Company that the Servico de Administracion Tributaria (“SAT”) argues that the Company was not entitled to, and (b) SAT argues that certain inter-company loans should have been treated as income for corporate income tax purposes. The Company has contested the claim and its claim has been admitted to the Tax Court. Although the Company believes the reassessment is without merit, the Company has posted cash as collateral for a bond held with SAT for $3,034,550 (MXN$38,896,678), the full amount of the tax reassessment.

In the three months period ended March 31, 2012, the Company received an initial judgement against the Company in favour of the Mexican tax authorities. This judgement is not considered a final legal ruling until the conclusion of the appeals mechanism available to the Company. The Company will accrue for the reassessment when the liability is both probable and the amount can reasonably be estimated. In management’s opinion the outcome of the reassessment is not currently determinable as of March 31, 2012. The Company has not recorded the impact of this reassessment and the collateral for the bond has been classified as restricted cash.

	(b)	Payment Dispute

A payment related lawsuit was filed during the year ended December 31, 2010, against the Company’s Mexican subsidiary relating to work completed under a contract. On June 3, 2011, the Supreme Court of Guanajuato ruled the Company must pay $81,127 (US$81,371) plus interest at a rate of 5% calculated monthly. The Company made the required payment during the year ended December 31, 2011 but believes the interest portion of the claim of approximately $119,640 (US$120,000) is without merit. The Company has accrued $79,760 (US$80,000) (December 31, 2011 - $81,576 (US$80,000)) as at March 31, 2012 as their best estimate for the settlement of this claim.

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

19.	Contingencies and commitments – continued

	(c)	Employee Lawsuit

During the year ended December 31, 2010 the Company received a notice informing them that a former employee had initiated legal action against the Company’s subsidiary La Guitarra claiming unpaid salary and expense reimbursements. Based on the Company’s best estimate for the settlement of the claim, management has accrued $210,641 (MXN$2,700,000) as at March 31, 2012 and December 31, 2011.

	(d)	Value Added Tax Receivable

The Company has certain VAT receivables in Mexico amounting to $3,283,641 (MXN$42,089,508) (December 31, 2011 - $1,832,036 (MXN$25,105,380)). The Company is currently and has been involved in several court trials regarding the receivables and believes it is fully entitled to the VAT receivables under the Mexican laws. However, conflicting court decisions have created uncertainty on the timing and collectability of the VAT receivables. Although the judgement process is still ongoing, it is difficult for management to predict the final outcome. As a result, management has recorded an accounting estimate to reduce the full amount of the receivable to Nil as of March 31, 2012 (December 31, 2011 – Nil). The Company reviews the estimate on a quarterly basis and updates the estimate accordingly if needed.

	(e)	The Company entered into several office space and office equipment leases, capital expenditure commitments, and community development commitments. The minimum payments required are as follows:

	As at March 31, 2012
		Between 2 to 5	Greater than 5
	Within 1 year ($)	years ($)	years ($)	Total ($)

Office space and office equipment	187,411	170,853	-	358,264
Community development	13,263	53,050	132,626	198,939

	200,674	223,903	132,626	557,203

20.	Financial instruments

The Company has designated each of its significant categories of financial instruments as follows:

		March 31, 2012		December 31, 2011
Financial assets	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Cash	Loans and receivables	5,089,652	5,089,652	10,613,105	10,613,105
Restricted cash	Loans and receivables	3,034,550	3,034,550	2,838,384	2,838,384
Trade receivables	Loans and receivables	518,576	518,576	2,018,207	2,018,207
Other receivables	Loans and receivables	802,368	802,368	877,326	877,326
Trade receivables subject to provisional pricing	Fair value though profit and loss	672,598	672,598	-	-
Short term investments	Available-for-sale	7,000,000	7,000,000	7,400,000	7,400,000
Total financial assets		17,117,744	17,117,744	23,747,022	23,747,022

		March 31, 2012		December 31, 2011
Financial liabilities	Categories	Carrying value ($)	Fair value ($)	Carrying value ($)	Fair value ($)

Accounts payable and accrued liabilities	Other financial liabilities	4,563,398	4,563,398	4,787,211	4,787,211
Debt	Other financial liabilities	1,480,022	1,480,022	1,499,469	1,499,469
Total financial liabilities		6,286,680	6,043,420	6,286,680	6,286,680

The Company uses various valuation techniques in determining the fair value of financial assets and liabilities based on the extent to which the fair value is observable. The following fair value hierarchy is used to categorize and disclose the Company’s financial assets and liabilities held at fair value for which a valuation technique is used:

Level 1 – quoted prices in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. from derived prices); and

Level 3 – inputs for the asset or liability that are not based upon observable market data

SILVERMEX RESOURCES INC.
Notes to the Condensed Consolidated Interim Financial Statements
March 31, 2012
(Expressed in Canadian dollars, unaudited)

20.	Financial instruments – continued

Revenues from mineral sales are provisionally priced. The price is not settled until a predetermined future date, typically within 60 days after delivery to the customer, based on the market price at that time. The contract provides for a provisional payment on delivery based upon provisional assays and quoted metal prices. Revenues are recorded under these contracts at the time title passes from the Company to the buyer based on spot price on date of delivery, and subsequently adjusted to market price based on the expected date of the final settlement. As a result, the value of our concentrate receivables changes as the underlying commodity market prices vary.

	March 31, 2012			Total
	Level 1 ($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term investments	7,000,000	-	-	7,000,000
Trade receivables subject to provisional pricing	-	672,598	-	672,598

	December 31, 2011			Total
	Level 1($)	Level 2 ($)	Level 3 ($)	($)
Financial assets
Short-term investments	7,400,000	-	-	7,400,000

The fair values of cash, short-term investments, restricted cash, accounts receivable and accounts payable approximate their carrying values due to the short-term to maturities of these financial instruments. There were no transfers between levels 1, 2, and 3 during the three months period ended March 31, 2012.

21.	Subsequent event

Subsequent to the reporting period, the Company and Aurcana agreed to amend the agreement relating to the purchase of La Rastra S.A. de C.V. The Company amended the date of the April 9, 2012 payment for $498,500 (US$500,000) to the earlier of January 31, 2015 or six months after the commencement of commercial production (Note 9).